UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-10962

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY

401(k) RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY

2180 RUTHERFORD ROAD

CARLSBAD, CA 92008

Callaway Golf Company

401(k) Retirement Investment Plan

Index to Report, Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Callaway Golf Company 401(k) Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) as of December 31, 2005 and 2004 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2005 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California

June 28, 2006

Callaway Golf Company

401(k) Retirement Investment Plan

Statements of Net Assets Available for Benefits

(In thousands)

	December 31,
	2005	2004
Assets
Investments, at fair value:
Mutual funds	$94,715	$87,039
Common/collective funds—retirement savings trust	25,042	23,189
Callaway Golf Company common stock	13,557	14,421
Participant loans	6,753	6,509

Total investments	140,067	131,158
Receivables:
Participant contributions	271	180
Employer contributions	176	93

Total receivables	447	273

Total assets	140,514	131,431

Liabilities
Accrued liabilities	36	46

Net assets available for benefits	$140,478	$131,385

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company

401(k) Retirement Investment Plan

Statements of Changes in Net Assets Available for Benefits

(In thousands)

	Year Ended December 31,
	2005	2004
Additions to net assets:
Net appreciation of investments	$2,925	$4,514
Interest and dividends	5,394	3,087

Net investment gain	8,319	7,601
Contributions:
Participant contributions	9,109	9,120
Employer contributions	6,300	6,589
Rollover contributions	383	253

Total contributions	15,792	15,962
Asset transfers in	213	4

Total additions	24,324	23,567

Deductions from net assets:
Benefits paid to participants	14,998	13,916
Plan expenses	233	238

Total deductions	15,231	14,154

Net increase in net assets available for benefits	9,093	9,413
Net assets available for benefits:
Beginning of year	131,385	121,972

End of year	$140,478	$131,385

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company

401(k) Retirement Investment Plan

Notes to Financial Statements for the years ended December 31, 2005 and 2004

(Amounts shown in whole numbers)

1. Description of Plan

The following description of the Callaway Golf Company 401(k) Retirement Investment Plan, (the “Plan” or the “Callaway Plan”), is provided for general information purposes only. Interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1991, Callaway Golf Company (the “Company”) adopted the Plan to provide eligible employees with an opportunity to accumulate funds for their retirement through pre-tax savings deferrals and Company matching contributions. The Plan is a defined contribution plan covering all eligible employees of the Company.

Vanguard Fiduciary Trust Company (“Vanguard”) is the Plan Trustee and recordkeeper for the Plan’s assets. Vanguard has the authority and responsibility for the management and investment of the Plan’s assets. The Company, as plan sponsor, administers the Plan through a Plan Committee (the “401(k) Plan Committee”), which is appointed by the Chief Executive Officer. The members of the 401(k) Plan Committee are employees of the Company and have the responsibility for the general administration and operation of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

During the 2004 Plan year, participants could elect to defer 1% to 15% of their annual pre-tax compensation subject to an annual limitation imposed by the Internal Revenue Service (“IRS”) of $13,000. Effective January 1, 2005, the Plan was amended to increase the maximum participant deferral from 15% to 25% of their annual pre-tax compensation subject to an annual limitation imposed by the IRS of $14,000. Additionally, participants who are eligible to make pre-tax contributions and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions, subject to the applicable catch-up dollar limit imposed by the IRS of $4,000 and $3,000 for 2005 and 2004, respectively. Participants may also contribute amounts representing distributions or rollovers from other qualified plans.

Subject to certain contribution limits, the Company makes matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of the participant’s annual eligible compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company makes an initial profit sharing contribution of $100 to each participant’s opening account balance, except for participants covered by a collective bargaining agreement, on the participant’s employment date. Participants covered by a collective bargaining agreement receive an initial profit sharing contribution of $50 to their opening account balance. The Company may also make discretionary profit sharing contributions. Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors. There were no profit sharing contributions authorized by the Board of Directors for 2005 and 2004.

In May 2004, the Company acquired all of the issued and outstanding shares of stock of FrogTrader, Inc., an e-commerce company which subsequently changed its name to Callaway Golf Interactive, Inc. (“CGI”). CGI maintained the FrogTrader, Inc. 401(k) Plan (the “CGI Plan”) for the benefit of eligible employees. Effective on April 1, 2005, the Company authorized the employees of CGI to participate in the Callaway Plan. As a result, the CGI Plan was merged with and into the Callaway Plan, and all of the assets of the CGI Plan totaling

$207,350 were transferred to the Callaway Plan. This amount is included in the “asset transfers in” balance as shown in the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005.

Effective January 3, 2006, the Treasury Department and the Internal Revenue Service issued final regulations under sections 401(k) and 401(m) of the Internal Revenue Code (“IRC”) relating to designated Roth contributions. The regulations provide guidance on Roth contributions under IRC section 402A and apply to plans containing a qualified cash or deferred arrangement which permit elective contributions by employees. Under section 402A, effective for tax years beginning on or after January 1, 2006, participants of the Plan may designate some or all of those contributions as after-tax Roth contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s matching and profit sharing contribution and Plan earnings. Only participants who are actively employed on the last day of the Plan year and have completed more than 500 hours of service during the year are eligible for profit sharing contributions. Allocations of any profit sharing contributions are based on each participant’s eligible compensation in relation to the total compensation of all Plan participants.

Vesting

The portion of the participant’s account attributable to elective deferral contributions, rollover contributions as well as the initial profit sharing employer contribution are 100% vested and non-forfeitable. Participants vest in employer matching and discretionary profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service. However, if the participant terminates employment as a result of death, total and permanent disability or after the attaining the age of 62, the participant’s account, as it relates to employer matching and discretionary profit sharing contributions, will become 100% vested even before reaching the completion of four years of service.

Forfeitures

Matching employer contributions and discretionary profit sharing employer contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions or reimburse the Plan for administrative expenses. Plan forfeitures totaled $280,309 and $202,437 for the years ended December 31, 2005 and 2004, respectively, of which $29,330 and $52,804, respectively, were used to offset future matching contributions. A portion of the remaining balance is used to pay administrative expenses of the Plan (see plan expenses discussion below).

Benefit Payments

Upon termination of services due to death, retirement or termination, a participant (or beneficiary) is distributed a lump-sum amount equal to the value of the participant’s vested interest in his or her account. If the vested value of the participant’s account exceeds $5,000 (excluding rollover contributions) at termination of employment, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon are not forfeitable. If the vested balance of the participant’s account is $5,000 or less (excluding rollover contributions) at termination of employment, the participant’s vested balance is distributed to the participant. Should the amount of the distribution equal to or exceed $1,000, and if the participant does not elect to receive the distribution in the form of a lump sum or have the distribution paid directly to an eligible retirement plan specified by the participant, the Company will pay the distribution in a direct rollover to an individual retirement plan designated by the Company.

In limited circumstances and under certain hardship conditions as defined in the Plan agreement, participants may withdraw any or all of their pre-tax contributions at any time during the Plan year. Additionally, participants who have reached the age of 59 1/2 have the option of withdrawing any or all of their vested account balances at any time during the Plan year.

Participant Loans

The Plan allows participants to borrow against their vested balances. Participants may borrow up to 50% of their vested account balance in loan amounts ranging from $1,000 to a maximum of $50,000. Loan repayment periods may not exceed five years with the exception of loans used to acquire a principal residence. In such case, a reasonable repayment period not to exceed 15 years shall be established.

In September 2003, the Company acquired through a court-approved sale substantially all of the golf-related assets of TFGC Estate, Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.) and thereafter completed the valuation and settlement of certain additional assets related to the international operations of TFGC Estate, Inc. In connection with the court-approved sale, the Top-Flite Golf Company Savings Plan and the Spalding Sports Worldwide, Inc. Savings Plus Plan (the “Top-Flite Plans”) were terminated, and participants were given the option of rolling over their participant accounts into the Callaway Plan. Under the Top-Flite Plans, the repayment period for loans used to acquire a principal residence may not exceed 30 years. Certain participants who opted to roll their investments into the Callaway Plan have principal residence loans with maturity dates of 30 years. These loans were grandfathered to retain their maturity dates when they were rolled into the Callaway Plan.

The loan interest rate is equal to the prime rate at the time the loan is originated. As of December 31, 2005, interest rates on outstanding loans ranged from 4.0% to 10.0% with maturities through August 2032. Principal and interest are paid ratably through payroll deductions.

Participants who fail to repay their loan balance are extended a grace period through the end of the calendar quarter to bring their loan current. If the participant fails to do so, the loan is considered in default and a taxable distribution to the participant is made at that time.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their account balances.

Plan Expenses

The Company pays administrative expenses, net of amounts paid from Plan forfeitures, which include recordkeeping and trustee fees incurred in administering the Plan. Administrative expenses incurred by the Plan totaled $233,066 and $238,354, of which, $208,225 and $178,600 were paid with plan forfeitures, for the years ended December 31, 2005 and 2004, respectively. Included in administrative expenses are loan origination and service fees of $20,060 and $13,690 for the years ended December 31, 2005 and 2004, respectively. These loan origination and service fees are paid by Plan participants on an annual basis directly to Vanguard as an automatic withdrawal from their accounts.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following 18 investment options: Vanguard 500 Index Fund, Vanguard Retirement Savings Trust, Vanguard PRIMECAP Fund, Vanguard Explorer Fund, AllianceBernstein International Value Fund, Vanguard Equity Income Fund, PIMCO Total Return Fund, Vanguard Balanced Index Fund, Franklin Balance Sheet Investment Fund, Vanguard GNMA Fund, Vanguard Target Retirement Fund 2005, Vanguard Target Retirement Fund 2015, Vanguard Target Retirement Fund 2025, Vanguard Target Retirement Fund 2035, Vanguard Target Retirement Fund 2045, Vanguard Target Retirement Income Fund, American Funds Growth Fund of America and Callaway Golf Company Common Stock Fund.

During 2005 the following new investment options were added to the Plan: Vanguard Target Retirement Fund 2005, Vanguard Target Retirement Fund 2015, Vanguard Target Retirement Fund 2025, Vanguard Target Retirement Fund 2035, Vanguard Target Retirement Fund 2045, Vanguard Target Retirement Income Fund (collectively the “Vanguard Target Retirement Funds”), American Funds Growth Fund of America and AllianceBernstein International Value Fund.

The AllianceBernstein International Value Fund replaced the Templeton Foreign Fund, which was closed as of January 31, 2005, and the balance of the Templeton Foreign Fund was transferred to the AllianceBernstein International Value Fund. The PIMCO RCM Global Technology Fund was closed effective September 30, 2005 and its balance was transferred into the Vanguard 500 Index Fund. Participants who have not specified investment choices under the Plan will default to the age appropriate Vanguard Target Retirement Fund, which as of September 30, 2005, superseded the Vanguard Retirement Savings Trust as the default investment option. The American Funds Growth Fund of America was added to the Plan effective September 30, 2005 to further diversify investment options available to participants.

Effective January 1, 2006, participants of the Plan will no longer be permitted to direct the Plan Trustee to purchase Company Common Stock to be held in the Plan’s Callaway Golf Company Common Stock Fund. Any portion of a participant’s account that is held in the Callaway Golf Company Common Stock Fund as of December 31, 2006 will be liquidated as of such date with the remaining balance, if any, transferred to the age appropriate Vanguard Target Retirement Fund.

2. Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates

The Plan financial statements are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits. Actual results could differ from these estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at cost plus interest earned. The Company’s stock fund is valued at its year-end unit closing price (comprised of the year-end market price plus the cash position not yet invested). Purchases and sales of investments are recorded on a trade-date basis. Participant loans are valued at cost, which approximates fair value. The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Interest income is accrued when earned and dividend income is recorded on the ex-dividend date. Capital gains distributions are included in dividend income.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Any Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants

Distributions to participants are recorded when paid.

3. Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as follows:

	December 31,
Description of Investment	2005	2004
Vanguard 500 Index Fund *	$27,426,619	$21,231,096
Vanguard Retirement Savings Trust *	25,041,754	23,189,437
Callaway Golf Company Common Stock (1) *	13,556,826	14,421,091
Vanguard PRIMECAP Fund *	9,672,593	9,218,307
Vanguard Explorer Fund *	9,575,749	8,908,677
AllianceBernstein International Value Fund *	9,395,526	—
Vanguard Equity Income Fund *	8,463,913	7,182,440
Templeton Foreign Fund * ‡	—	7,382,454
PIMCO RCM Global Technology Fund * ‡	—	10,320,812
PIMCO Total Return Fund * †	—	6,813,386
Vanguard Balanced Index Fund * †	—	6,801,148

(1)	979,539 and 1,068,229 shares were issued at December 31, 2005 and 2004, respectively.
*	Represents a party-in-interest.
†	Value of investment as of December 31, 2005 is below 5% of the Plan’s net assets available for benefits.
‡	Investment was discontinued during the 2005 Plan year.

The Plan’s investments (including realized and unrealized gains and losses) appreciated in value by $2,924,739 and $4,514,346 during 2005 and 2004, respectively, as follows:

	December 31,
	2005	2004
Mutual Funds	$1,904,061	$7,702,048
Callaway Golf Company Common Stock	1,020,678	(3,187,702)

	$2,924,739	$4,514,346

4. Tax Status

The plan obtained its latest determination letter on February 11, 2003, in which the Internal Revenue Service determined and informed the Company that the Plan was designed in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan sponsor, administrator and tax counsel believe that the Plan continues to qualify and to operate as designed, and is tax exempt.

5. Related Party Transactions

ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the plan, any person who provides services to the plan, an employer whose employees are covered by the plan, an employee organization whose members are covered by the plan, a person who owns 50 percent or more of such an employer or employee organization, or relatives of such persons aformentioned. The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan to Vanguard for management services were $154,983 and $149,952 for the years ended December 31, 2005 and 2004, respectively.

6. Pending Distributions

There were no Plan assets allocated to participants who had elected to withdraw from the Plan as of December 31, 2005.

7. Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan’s investment in the Company’s common stock amounted to $13,556,826 and $14,421,091 as of December 31, 2005 and 2004, respectively. Such investments represented approximately 9.6% and 11.0% of the Plan’s net assets available for benefits as of December 31, 2005 and 2004, respectively. For risks and uncertainties regarding Callaway Golf Company, participants should refer to the Company’s Annual Report and Form 10-K for the year ended December 31, 2005 as filed with the Securities and Exchange Commission.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits at the beginning of the year per the financial statements	$131,385	$121,972
Less: Deemed distributions	23	24

Net assets available for benefits at the beginning of the year per the Form 5500	$131,362	$121,948

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2005, to Form 5500:

December 31, 2005
Benefits paid to participants per the financial statements	$14,998
Less: Deemed distributions from prior year	23

Benefits paid to participants per the Form 5500	$14,975

Schedule I

Callaway Golf Company 401(k) Retirement Investment Plan

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2005

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value
Vanguard	500 Index Fund * †	$27,426,619
Vanguard	Retirement Savings Trust * † ‡	25,041,754
Vanguard	PRIMECAP Fund * †	9,672,593
Vanguard	Explorer Fund * †	9,575,749
AllianceBernstein	International Value Fund * †	9,395,526
Vanguard	Equity Income Fund * †	8,463,913
PIMCO	Total Return Fund *	6,979,518
Vanguard	Balanced Index Fund *	6,816,288
Franklin	Balance Sheet Investment Fund *	6,765,668
Vanguard	GNMA Fund *	5,016,208
Vanguard	Target Retirement Fund 2025 *	1,378,077
Vanguard	Target Retirement Fund 2035 *	1,163,037
American Funds	Growth Fund of America *	834,531
Vanguard	Target Retirement Fund 2015 *	650,533
Vanguard	Target Retirement Fund 2045 *	445,055
Vanguard	Target Retirement Fund 2005 *	92,248
Vanguard	Target Retirement Income Fund *	40,504
Callaway Golf Company	Common Stock * †	13,556,826
Participant loans *	Interest rates range from 4.0% to 10.0%	6,752,800

		$140,067,447

Note: Historical cost information for participant-directed investments is not required.

*	Represents a party-in-interest.
†	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2005.
‡	Represents a common/collective trust.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Callaway Golf Company 401(k) Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) RETIREMENT INVESTMENT PLAN

June 28, 2006	By:	/s/ BRADLEY J. HOLIDAY
BRADLEY J. HOLIDAY
Member of the Plan Committee and Senior Executive Vice President and Chief Financial Officer of Callaway Golf Company